

Mail Stop 3233

July 12, 2018

<u>Via E-mail</u>
James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320

> **Re: Procaccianti Hotel REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed June 15, 2018**
> **File No. 333-217578**

Dear Mr. Procaccianti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2017 letter.

<u>General</u>

1. We note your disclosure throughout the prospectus that you will use proceeds from the sale of A Shares to your advisor and its affiliates in a private placement to make up the difference between $10.00 and the $9.50 initial purchase price of K-I Shares. It appears that these A Shares proceeds are being used to increase the NAV of the K-1 Shares subsequent to the offering to $10.00/share. If true, please revise your disclosure throughout the prospectus, including your valuation policy disclosure, to clarify.

<u>Prospectus Cover Page</u>

2. We note your disclosure on page 97 that to the extent you use proceeds from the sale of A Shares to acquire properties, you expect to use the same amount of proceeds from the sale of K-I Shares, K Shares, and K-T Shares to pay for the organization and offering expenses that would otherwise be funded from the proceeds. We also note your

disclosure in footnote 3 on the prospectus cover page that the proceeds from the sale of K-I Shares, K Shares, and K-T Shares will not be used to pay organization and offering expenses in connection with the K-I Shares, K Shares, and K-T Shares. Please revise for consistency.

Questions and Answers about this Offering, page 1

What rights are afforded to stockholders who purchase K-I Shares, K Shares and K-T Shares?, page 11

3. Please revise your disclosure to clarify that the 6% distribution rate is provided for in your charter.

How does the potential return to holders of K-I Shares, K Shares and K-T Shares in this offering compare…, page 14

4. Please revise your disclosure to clarify the assumptions used and calculations provided in the numerical tables under this subheading. Please also clarify how you calculated each of the line items in the table on pages 15 and 16. For example, at a minimum please clarify the following:

- why there are no acquisition fees for Procaccianti when the Management Compensation section describes a fee of 1.5%;
- the assumptions you have made in disclosing the "Assets at Liquidation;"
- the relevance of an 8.53% return on investment and how and why shareholder returns are limited beyond that amount;
- whether "Return on Capital to Investor" represents the return of an investor's initial investment; and
- why page 16 indicates that Investor Share of Excess Cash is 37.5% of Excess Available for Distribution but the first table states it is 50%.

Estimated Use of Proceeds, page 97

5. Please tell us why you have estimated acquisition expenses at 1% when the Management Compensation section describes those fees at 1.5%.

Conflicts of Interest, page 154

Other Charter Provisions Relating to Conflicts of Interest, page 160
Subordinated Promissory Notes, page 162

6. We note your disclosure on page 163 that the subordinated promissory notes accrue interest at the long term applicable federal rate in effect as of the date of the note. Please revise your disclosure to specify the corresponding interest rates.

<u>Valuation Policy, page 200</u>

7. We note your disclosure that NAV was established on March 22, 2018. Please revise your disclosure to clarify that your NAV was calculated prior to entering into the joint venture with Procaccianti Convertible Fund, LLC on March 29, 2018.

8. Please tell us what the due from related parties in the amount of $300,200 represents. If this amount represents proceeds from the sale of shares to the sponsor, please explain to us how you determined that this is a valid asset in determining NAV per share.

9. Also, explain why no value was assigned to the A Shares and B Shares in determining NAV per share.

10. We also note that you have sold K Shares and Units pursuant to a private offering. Please tell us the price at which those K Shares and Units were sold and your analysis of any impact on NAV.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Heath D. Linksy, Esq.
Morris, Manning & Martin, LLP